1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 24, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

FURTHER INFORMATION ON TAX WITHHELD FOR THE PAYMENT OF

THE FINAL DIVIDEND TO INDIVIDUAL H SHAREHOLDERS FOR THE

YEAR ENDED 31 DECEMBER 2010

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 June 2011 relating to the arrangement to withhold 20% individual income tax by the Company for the individual H shareholders in the payment of the final dividend of the Company for the year ended 31 December 2010 (the “2010 Final Dividend”) pending further confirmation of the withholding tax rate by the relevant PRC tax authorities.

The Company has been in consultations with the relevant tax authorities. On 15 May 2012, the Company received the reply from the relevant tax authorities confirming that the Company should pay tax in accordance with the tax law and regulations applicable to domestic enterprises and the Company is required to withhold and pay 10% individual income tax for individual H shareholders when distributing its dividends.

The Company has temporarily withheld 20 % individual income tax for individual H shareholders when distributing the 2010 Final Dividend. The Company will in due course refund the 10% individual income tax temporarily withheld to the individual H shareholders who are entitled to the 2010 Final Dividend (the “Refund”) after determining their residence based on their registered addresses appeared on the Company’s register of members of H shares at the close of business on Tuesday, 19 April 2011. If the residence of any individual H shareholder is not the same as the registered address, such individual H shareholder shall attend in person with relevant supporting documents to the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 8 June 2012 to prove his/her residence status.

After determining the residence status of the individual H shareholders, the Company will make relevant arrangements with the H share registrar of the Company. It is expected that the cheques in respect of the Refund will be dispatched to the individual H shareholders on or before 26 June 2012 through ordinary mail at the individual H shareholders’ own risks.

The Company recommends individual H shareholders, who have any questions on the above, consult their taxation advisors for advice on the PRC, Hong Kong and other tax implications with respect to their holding and disposing of H shares of the Company. The Company will not respond to any claims, or entertain any disputes or assume any liabilities arising from and in respect of any delay in, or inaccurate determination of, the residence of the shareholders of the Company or any disputes over the arrangement of the Refund .

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 May 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC